October 16, 2009

Mail Stop 3561

Daniel Mirman
Treasurer
Swinging Pig Productions, Inc.
18 W. 21st Street, 5th Floor
New York, NY 10010

RE: **Swinging Pig Productions, Inc.**
File No. 000-52979
Form 8-K: Filed August 13, 2009

Dear Mr. Mirman:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant